Exhibit 99.1

AKANDA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON APRIL 30, 2025
AND
MANAGEMENT INFORMATION CIRCULAR

APRIL 11, 2025

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AKANDA CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS (the “Notice”)

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Akanda Corp. (the “Corporation”) will be held in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5, on Wednesday, April 30, 2025 at 10:00 a.m. (Toronto time).

The Meeting will also be simulcast on the Zoom platform, where you can observe the Meeting at:

https://bit.ly/4cticvT

or

https://gowlingwlgca.zoom.us/j/81074677663?pwd=i4GPiDQYjFm5pXwAFGVVJaOnDTTeyO.1

If a password or meeting ID is required on sign on, please use the following:

Meeting ID: 810 7467 7663
Password: 356431

Those observing the Meeting through the zoom platform will not be able to speak, interact with other participants in the Meeting or other Shareholders, and will not be able to vote at the Meeting. Any Shareholders wishing to vote at the Meeting must attend the Meeting in person or provide the Corporation with a duly completed proxy as set out in the accompanying information circular (the “Information Circular”).

The Meeting is being held for the following purposes:

a)	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2024, together with the auditors’ report thereon;

b)	to fix the number of directors at five;

c)	to elect the directors of the Corporation for the ensuing year;

d)	to appoint GreenGrowth CPAs as the auditors of the Corporation for the ensuing year and to authorize the audit committee of the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

e)	to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out in the Information Circular (as defined below), approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding Common Shares on the basis of consolidation ratios to be selected by the Board within a range between two pre-consolidation Common Shares for one post-consolidation Common Share and 100 pre-consolidation Common Shares for one post-consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-consolidation Common Shares for one post-consolidation Common Share, and (B) such consolidations occurs prior to the earlier of the 12-month anniversary of the Meeting and the next annual meeting of Shareholders; if, and at such time(s) following the date of the Meeting, as may be determined by the Board in its sole discretion, as more particularly described in the Information Circular (the “Share Consolidation Resolution”); and

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f)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is April 8, 2025 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular. To vote your proxy online please use the control number listed on the bottom of the enclosed form of proxy and visit: https://vote.odysseytrust.com. All instructions are listed on the back of the enclosed form of proxy. The Corporation’s transfer agent recommends that shareholders vote in advance of the Meeting.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares.

DATED at Toronto, Ontario this 11th, day of April, 2025.

BY ORDER OF THE BOARD

(signed) “Katharyn Field”
Interim Chief Executive Officer and Director

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AKANDA CORP.

(“Akanda” or the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is dated April 11, 2025 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation (“Management”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) to be held at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5, on Wednesday, April 30, 2025 at 10:00 a.m. (Toronto time), for the purposes set out in the notice of Meeting (the “Notice”) accompanying this Information Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost to the Corporation. In some instances, the Corporation has distributed copies of the Notice, the Information Circular, and the accompanying form of proxy (the “Proxy”, and collectively with the Notice and Information Circular, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose common shares in the capital of the Corporation (the “Common Shares”) are held by or in the custody of those Intermediaries (“Non-registered Shareholders”).

Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries.

Non-registered Shareholders who have received the Documents from their Intermediary should, other than as set out herein, follow the directions of their Intermediary with respect to the procedure to be followed for voting at the Meeting. Generally, Non-registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the agent appointed as proxy manager for the Meeting, Odyssey Trust Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by the Intermediary.

If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from your Intermediary in accordance with applicable securities regulatory requirements. By choosing to send the Documents to you indirectly, the Intermediary holding on your behalf has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed form of proxy is received by Odyssey Trust Company at Proxy Department, #702 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his, her or its attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, at Gowling WLG (Canada) LLP, 100 King Street West, Suite 1600, Toronto, Ontario, M5X 1G5 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies and Discretion Thereof

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed Proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE FIXATION OF THE NUMBER OF DIRECTORS AT FIVE, FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF GREENGROWTH CPAS, AS THE AUDITORS OF THE CORPORATION AND FOR THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD TO FIX THE AUDITORS’ REMUNERATION AND TERMS OF ENGAGEMENT, AND FOR THE SHARE CONSOLIDATION RESOLUTION. The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The enclosed Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote such proxy according to their best judgment.

VOTING SECURITIES AND RECORD DATE

The voting securities of the Corporation consist of an unlimited number of Common Shares and an unlimited number of preferred shares.

Pursuant to the by-laws of the Corporation, a quorum for the transaction of business at the Meeting shall be not less than two persons present in person and holding or representing by proxy not less than 10% of the votes attached to all shares entitled to be voted at the Meeting.

The close of business on April 8, 2025 will act as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) or postponement(s) thereof. Accordingly, only Shareholders of record on the Record Date are entitled to receive notice and vote at the Meeting or any adjournment(s) thereof, in person or by proxy. For greater certainty, those observing the Meeting simulcast on the Zoom platform and not otherwise present in person or represented by proxy will not be entitled to vote at the Meeting.

The registered holders of Common Shares are shown on the list of Shareholders which is available for inspection during usual business hours at Odyssey Trust Corporation, which is acting as the proxy manager for the Meeting, at #702 - 67 Yonge Street, Toronto, Ontario M5E 1J8, Canada, at VStock Transfer, the Corporation’s registrar and transfer agent, at 18 Lafayette Pl, Woodmere, NY 11598, United States, and at the Meeting. The list of Shareholders will be prepared not later than two calendar days after the Record Date. If a person has acquired ownership of shares since the Record Date, he, she or it may establish such ownership and demand, not later than five calendar days before the Meeting, that his, her or its name be included in the list of Shareholders.

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2024, together with the auditors’ report thereon and the related management’s discussion and analysis (the “MD&A”), will be presented to the Shareholders at the Meeting or any adjournment(s) or postponement(s) thereof for their consideration.

Fixing Number of Directors

The articles of the Corporation require a minimum of one and a maximum of ten directors of the Corporation and shall be fixed from time to time by resolution of the Shareholders. The Shareholders will be requested to fix the number of directors for the Corporation at five with approval by a simple majority of the votes cast by the Shareholders at Meeting.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the resolution fixing the number of directors unless otherwise instructed on a properly executed and validly deposited proxy.

Election of Directors

There are currently four directors of the Corporation, and it is proposed at the Meeting that five directors be elected to serve on the board of directors for the ensuing year. The present term of office of each current director of the Corporation will expire at the Meeting.

At the Meeting, management proposes to nominate the following persons for election to the Board: Christopher Cooper, David Jenkins, Jatinder Dhaliwal, Katharyn Field, and Usama Chaudhry each to serve as a director of the Corporation until the next meeting of Shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Corporation or the Business Corporations Act (Ontario) (the “Act”). The persons named in the accompanying form of Proxy intend to vote for the election of such persons at the Meeting, unless otherwise directed. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation.

The biographies of the proposed nominees for directors are set out below.

Katharyn Field | Ms. Field has served as a director of Akanda since June 2022. Ms. Field is currently the interim Chief Executive Officer of Akanda, Chief Executive Officer of Halo Collective, Inc. (“Halo”) and chairman for Aerwins Technologies Inc. From April 2019 through February 2020, Ms. Field served as Chief Strategy Officer at Halo and from February 2020 until July 2022 Ms. Field served as President at Halo. Ms. Field’s resume includes positions at notable companies and institutions such as The White House, The Brookings Institution, and Bain & Company. In 2014, Ms. Field entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated companies with state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also worked at MariMed in 2018 as Executive Vice President of Corporate Development. Ms. Field holds an MBA from Columbia Business School and a BA with honors from Stanford University.

Christopher Cooper | Mr. Cooper has more than 27 years of experience in management and finance, having worked in the oil and gas, telecommunications and technology industries. Mr. Cooper serves as President, CEO and Founder of First Towers & Fiber Corp., a telecommunications infrastructure company with operations in Latin America, positions he has held since 2017. From 2010 until 2017, Mr. Cooper served as President and CEO of Aroway Energy, Inc., a Vancouver, British Columbia-based oil and gas company, where he was responsible for overseeing day to day operations, financial reporting, and oversaw acquisitions and debt and equity financing. From 1998 until 2010, Mr. Cooper served as a Corporate Consultant to various companies in the technology and resources sectors, oversaw restricting activities for several distressed public companies, and was responsible for raising more than $100 million in debt and equity for his clients. Mr. Cooper received his MBA from Dowling College in 1995 and his BBA in Business Administration from Hofstra University.

David Jenkins | Mr. Jenkins has served as a director of Akanda and as a member of our Audit Committee and our Compensation Committee since February 2023. Mr. Jenkins is currently a director at Binovi Technologies Corp., a position that he has held since December 2021; a director at Kiaro Holdings Corp. (TSXV: KO), a position that he has held since August 2022; a director at Levitee Labs., a position that he has held since January 2022; a director at Pontus Protein Ltd. (TSXV: HULK), a position that he has held since March 2022; a director at Boundary Gold & Copper Mining Ltd., a position that he has held since July 2020; a director at Montego Resources Inc., a position that he has held since January 2020; and a director at Quantum Battery Metals Corp., a position that he has held since January 2020.

Jatinder Dhaliwal | Mr. Dhaliwal has served as one of our directors and as a member of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee since July 2022. Mr. Dhaliwal is a registered pharmacist and has significant capital markets experience, having served as CEO and director of multiple publicly traded cannabis companies. Mr. Dhaliwal is currently a director and Chief Executive and Financial Officer at Binovi Technologies Corp., a position that he has held since January 2022; a director, Chief Executive and Financial Officer at Virpax Pharmaceutical Inc, a position that he has held since July 2024; was a director and Chief Executive at Kiaro Holdings Corp., a position that he held from August 2022 to May 2023; was a director at Makara Mining Corp., a position that he held from August 2021 to March 2022; a director at LQR House Inc., a position that he has held August 2023 to October 2024;a director and CEO at Global Health Clinics Ltd., a position that he has held since March 2019; a director and CEO at EGF Theramed Health Corp., a position that he held from January 2022 to August 2022; a director at Ravenquest Biomed Inc, a position that he has held since November 2019; and a director at Intact Gold Corp., a position that he held from November 2019 to June 2020. Mr. Dhaliwal holds a Bachelor of Pharmacy from the University of British Columbia and a Bachelor of Science in Biology from the University of Victoria.

Usama Chaudhry | Mr. Chaudhry is a seasoned executive with a broad expertise in corporate management, currently serving on several public company boards. His specialty areas encompass corporate development, investor relations, financial reporting, and corporate governance. He excels at aligning strategic objectives with rigorous cost control measures to enhance organizational performance. Mr. Chaudhry earned his Bachelor of Commerce degree, majoring in accounting, from the University of Northern British Columbia.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any nominees named above will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

Appointment of Auditors

Shareholders will be requested to appoint GreenGrowth CPAs, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the audit committee of the Corporation to fix the auditors’ remuneration and the terms of their engagement.

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the resolution appointing GreenGrowth CPAs as auditors of the Corporation for the ensuing year and to authorize the audit committee to fix GreenGrowth CPAs’ remuneration.

Approval of Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board to elect, in its discretion, to direct the Corporation to file one or more articles of amendment (collectively, the “Articles of Amendment”) to amend the Corporation’s articles in order to effect one or more consolidations (or reverse splits) of the Corporation’s issued Common Shares into a lesser number of issued Common Shares (each, a “consolidation” and, collectively, the “Share Consolidation”). The Share Consolidation Resolution will authorize the Board to:

●	select one or more Share Consolidation ratios of between two pre-consolidation Common Shares for one post-consolidation Common Share and 100 pre-consolidation Common Shares for one post-consolidation Common Share, provided that, (A) the cumulative effect of the Share Consolidation shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one post-Share Consolidation Common Share, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the Meeting and the next annual meeting of Shareholders; and

●	file the Articles of Amendment to give effect to the Share Consolidation at the selected consolidation ratio(s).

Background to and Reasons for the Share Consolidation

The Board believes that it is in the best interests of the Corporation to provide the Board with the flexibility to elect to reduce the number of outstanding Common Shares by way of the Share Consolidation. Some of the potential benefits of the Share Consolidation include:

●	Maintaining U.S. Listing. The higher anticipated price of the post-consolidation Common Shares may be required to assist the Corporation in meeting the minimum share price requirements to maintain such a listing, or as otherwise may be required by the Nasdaq Capital Market from time to time, including for purposes of effecting a business combination between the Corporation and a third party.

●	Increased Investor Interest. The current share structure of the Corporation may make it more difficult for the Corporation to attract additional equity financing that may be required or desirable to maintain the Corporation or to further develop its products. The Share Consolidation may have the effect of raising, on a proportionate basis, the price of the Common Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.

●	Reduced Volatility. The higher anticipated price of the post-consolidation Common Shares may result in less volatility as a result of small changes in the share price of the Common Shares. For example, a nominal price movement will result in a less significant change (in percentage terms) in the market capitalization of the Corporation.

The Corporation believes that providing the Board with the authority to select within a range of Share Consolidation ratios and to effect the Share Consolidation in one or more consolidations provides the flexibility to implement the Share Consolidation in a manner intended to maximize the anticipated benefits of the Share Consolidation for the Corporation and the Shareholders.

The Share Consolidation is subject to certain conditions, including the approval of the Shareholders and acceptance by The Nasdaq Capital Market (“Nasdaq”). If the requisite approvals are obtained and the Board elects to proceed with the Share Consolidation, the Share Consolidation will take place at a time to be determined by the Board through one or more consolidations, subject to the Act and in compliance with Nasdaq rules. No further action on the part of Shareholders would be required in order for the Board to implement the Share Consolidation. Shareholders will be notified and registered Shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each consolidation. The Share Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Share Consolidation, the Corporation will file articles of amendment with the director under the Act to amend the Corporation’s articles. A particular consolidation will become effective on the date shown in the certificate of amendment issued by the director under the Act in connection with such consolidation or such other date indicated in the articles of amendment.

Share Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Share Consolidation Resolution authorizing the Board to elect, in its discretion, to file the Articles of Amendment giving effect to the Share Consolidation. The Share Consolidation Resolution is a special resolution (as such term is defined in the Act) and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present, or represented by proxy, at the Meeting. The full text of the Share Consolidation Resolution is as follows:

“BE IT RESOLVED, as a special resolution of the shareholders of Akanda Corp. (the “Corporation”), that:

1.	the Articles of the Corporation be amended to change the number of issued and outstanding common shares of the Corporation by consolidating the issued and outstanding common shares of the Corporation on the basis of a ratio to be selected by the board of directors of the Corporation (the “Board”), in its sole discretion, within a range between two pre-consolidation common shares of the Corporation for one post-consolidation common share of the Corporation and 100 pre-consolidation common shares of the Corporation for one post-consolidation common share of the Corporation (the “Share Consolidation”), with such Share Consolidation to be effected through one or more consolidations, in the sole discretion of the Board, provided, (A) that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation common shares of the Corporation for one post-Share Consolidation common share of the Corporation, and (B) such Share Consolidation occurs prior to the earlier of the 12 month anniversary of the date of this resolution and the next annual meeting of shareholders of the Corporation, with such amendment(s) to become effective at a date or dates in the future to be determined by the Board in its sole discretion if and when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, all as more fully described in the management information circular of the Corporation dated April 11, 2025 (the “Circular”), and subject to all necessary stock exchange approvals;

2.	the amendment(s) to the Articles of the Corporation giving effect to the Share Consolidation will provide that no fractional common share will be issued but the number of common shares to be received by a Shareholder shall be rounded down to the nearest whole common share in the event that such Shareholder would otherwise be entitled to a receive fractional common share;

3.	any director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be executed and delivered one or more articles of amendment of the Corporation to the director under the Business Corporations Act (Ontario) and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

4.	notwithstanding that this special resolution has been duly passed by the holders of the common shares of the Corporation, the Board may, in its sole discretion (including in the circumstances described in the Circular), revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the common shares of the Corporation; and

5.	any one director or officer of the Corporation be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the shares represented thereby FOR the Share Consolidation Resolution.

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the consolidation ratio selected by the Board. At the close of business on the Record Date, there were 2,275,904 Common Shares issued and outstanding. For illustrative purposes only, the following table sets forth, based on the number of Common Shares expected to be issued and outstanding as of the Record Date, the number of Common Shares that would be issued and outstanding (disregarding any resulting fractional Common Shares and subject to any issuances occurring after the Record Date) following the implementation of the Share Consolidation, at various consolidation ratios:

Share Consolidation Ratio	Common Shares Outstanding
Two pre-consolidation Common Shares for one post-consolidation Common Share	1,137,952
Ten pre-consolidation Common Shares for one post-consolidation Common Share	227,590
25 pre-consolidation Common Shares for one post-consolidation Common Share	91,036
50 pre-consolidation Common Shares for one post-consolidation Common Share	45,518
100 pre-consolidation Common Shares for one post-consolidation Common Share	22,759

The Corporation does not expect the Share Consolidation itself to have any economic effect on holders of Common Shares or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional Common Shares. See “No Fractional Shares” below.

The Share Consolidation may be completed via one or more consolidations, through the filing of Articles of Amendment, provided that the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre-Share Consolidation Common Shares for one post-Share Consolidation Common Share. For example, if the Board elected to effect the Share Consolidation via two separate consolidations and the first consolidation was completed on the basis of 25 pre-consolidation Common Shares for one post-consolidation Common Share, the maximum consolidation ratio the Board would be authorized to select for the second consolidation would be 75 pre-consolidation Common Shares per one post-consolidation Common Share.

The Corporation shall not effect a Share Consolidation if it would adversely affect the listing of the Common Shares on Nasdaq. Following any Share Consolidation, it is expected that the Common Shares will continue to be listed on the Nasdaq under the symbol “AKAN”. Following each consolidation the Common Shares will be assigned new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of Common Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Common Shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of any consolidation will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of such consolidation. The number of registered Shareholders is not expected to be affected by any consolidation (except to the extent resulting from the elimination of post-consolidation fractional shares). For example, if the selected consolidation ratio for a particular consolidation is 100 pre-consolidation Common Shares per one post-consolidation Common Share a Shareholder that holds fewer than 100 pre-consolidation Common Shares may cease to hold any Common Shares following such consolidation.

The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Corporation, including outstanding stock options, will be adjusted in accordance with their respective terms on the same basis as any consolidation.

Effect on Beneficial Shareholders

Beneficial Shareholders (i.e., Non-registered Shareholders) holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing a consolidation than those that will be put in place by the Corporation for registered Shareholders. If Shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect of the Share Consolidation on Convertible Securities

The exercise or conversion price and/or the number of Common Shares issuable under any of the Corporation’s outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of any consolidation, in accordance with the terms of such securities, based on the Share Consolidation ratio.

Effect on Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented through one or more consolidations, in connection with each consolidation, those registered Shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing pre-consolidation Common Shares for share certificates representing post-consolidation Common Shares following each consolidation or, alternatively, a Direct Registration System (“DRS”) Advice/Statement representing the number of post-consolidation Common Shares they hold following each consolidation. The DRS is an electronic registration system which allows Shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Share Consolidation is implemented through one or more consolidations, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal in connection with each consolidation. Each registered Shareholder must complete and sign a letter of transmittal after the applicable consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s pre-consolidation Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a share certificate representing the number of post-consolidation Common Shares to which the registered Shareholder is entitled rounded down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of post-consolidation Common Shares the registered Shareholder holds following the applicable consolidation. Beneficial Shareholders (i.e. non-registered Shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See “Effect on Beneficial Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of post-consolidation Common Shares to which the registered Shareholder is entitled as a result of the applicable consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the applicable consolidation.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional Common Shares will be issued in connection with any consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the occurrence of a consolidation, such fraction will be rounded down to the nearest whole number. In calculating such fractional interest, all post-Consolidation Common Shares held by a beneficial holder(s) shall be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to any proposed consolidation.

Accounting Consequences

If the Share Consolidation is implemented through one or more consolidations, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the applicable consolidation took effect would be recast to give retroactive effect to such consolidations.

Nasdaq Approval

Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the Nasdaq, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of the Nasdaq’s applicable continuous listing requirements. If the Nasdaq does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.

Risks Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares. However, the market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding.

The market price of the Common Shares immediately following the implementation of any consolidation is expected to be approximately equal to the market price of the Common Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio but there is no assurance that the anticipated market price immediately following the implementation of any consolidation will be realized or, if realized, will be sustained or will increase. There is a risk that the total market capitalization of the Common Shares (the market price of the Common Shares multiplied by the number of Common Shares outstanding) after the implementation of any consolidation may be lower than the total market capitalization of the Common Shares prior to the implementation of any consolidation.

Although the Corporation believes that establishing a higher market price for the Common Shares could increase investment interest for the Common Shares in equity capital markets by potentially broadening the pool of investors that may consider investing in the Corporation, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

If the Share Consolidation is implemented through one or more consolidations and the market price of the Common Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would have occurred if any such consolidation had not been implemented. Both the total market capitalization of a company and the adjusted market price of such company’s shares following a consolidation may be lower than they were before the consolidation took effect. The reduced number of Common Shares that would be outstanding after any consolidation is implemented could adversely affect the liquidity of the Common Shares.

Any consolidation may result in some Shareholders owning “odd lots” of fewer than 100 Common Shares on a post-consolidation basis. Odd lot Common Shares may be more difficult to sell or may attract greater transaction costs per Common Share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Information Circular. If any other matter properly comes before the Meeting, the persons named in the Proxy will vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2024 and the MD&A. Shareholders who wish to obtain a copy of the financial statements of the Corporation and the MD&A should email a request to the Corporation at accounts@akandacorp.com, Attention: Financial Reporting.